Mail Stop 3720

Via U.S. Mail

Ms. Sandra L. Helton
Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, IL 60602

      RE: Telephone and Data Systems, Inc.
                Form 10-K for the Year ended December 31, 2005
                Filed July 28, 2006
                File No. 001-14157

Dear Ms. Helton:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director